FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1      FRN Variable Rate Fix released on 24 March 2003
No. 2      Pricing Supplement released on 25 March 2003
No. 3      Pricing Supplement released on 28 March 2003
No. 4      Pricing Supplement released on 28 March 2003
No. 5      Employee Share Option Scheme released on 28 March 2003
No. 6      FRN Variable Rate Fix released on 28 March 2003


Document No. 1

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--March 24, 2003--

RE: NORTHERN ROCK PLC
    GBP 15,000,000 SERIES 139 EMTN
    DUE: SEPTEMBER 2003
    ISIN: XS0090952762

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
24MAR03 TO 24SEP03 HAS BEEN FIXED AT 3.75203 PCT PER ANNUM

INTEREST PAYABLE VALUE 24SEP03 WILL AMOUNT TO:
GBP 1,891.43 PER 100,000 DENOMINATION


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3854/5/6 OR FAX: 44 20 7508 3881

Document No. 2

Pricing Supplement

Issuer:                              Northern Rock Plc
Series Number:                       235
Description:                         Issue of GBP 6,000,000 Floating Rate Notes
Currency/ Principal Amount:          Pounds Sterling ("GBP")
Issue Price:                         100.00 per cent
Specified Denomination               GBP 10,000
Issue Date:                          24 March 2003
Maturity Date:                       19 September 2008
ISIN:                                XS0165745893

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 3

Pricing Supplement

Issuer:                              Northern Rock Plc
Series Number:                       237
Description:                         Issue of GBP 2,482,000 Floating Rate Notes
Currency/ Principal Amount:          Pounds Sterling ("GBP")
Issue Price:                         100.00 per cent
Specified Denomination               GBP 1,000, GBP 10,000, GBP 100,000
Issue Date:                          28 March 2003
Maturity Date:                       29 September 2008
ISIN:                                XS0166211457

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 4

Pricing Supplement

Issuer:                          Northern Rock Plc
Series Number:                   236
Description:                     Issue of EUR 600,000,000 3.875 per cent Notes
Currency/ Principal Amount:      Euro ("EUR")
Issue Price:                     99.788 per cent
Specified Denomination           EUR 1,000, EUR 10,000, EUR 100,000
Issue Date:                      28 March 2003
Maturity Date:                   28 March 2008
ISIN:                            XS0165779017

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 5

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME



Northern Rock plc (the Company) announces that on 28 March 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 8,604 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.


Following this transaction, the Northern Rock Employee Trust holds a total of 5,400,832 Shares representing 1.28% of the Company's issued share capital.


One of the individuals who exercised 4,854 of these share options is Mr R F Bennett, an Executive Director of the Company, who subsequently retained the shares in the name of his spouse, Margaret Mary Bennett. Following this transaction his holding in the Company's Shares has increased from 174,953 to 179,807, representing 0.04% of the Company's issued share capital.

Document No. 6

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--March 28, 2003--

RE: NORTHERN ROCK PLC
    GBP 6,000,000 SERIES 235 EMTN
    DUE: SEPTEMBER 2008
    ISIN: XS0165745893

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
24MAR03 TO 19JUN03 HAS BEEN FIXED AT 3.78328 PCT

INTEREST PAYABLE VALUE 19JUN03 WILL AMOUNT TO:
GBP 90.18 PER 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881


                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  March 31, 2003           By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary